Peak Closes $500K Non-Brokered Private Placement to Help Fund Likely Joint Venture

Montreal, Quebec--(Newsfile Corp. - October 5, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has closed a $500K non-brokered private placement financing with a strategic institutional investor to help fund a likely upcoming joint venture between the Company and Beijing Youxiangtong Group ("BYG"), whose subsidiaries include national consumer electronics distributor Beijing Dianjing Company Ltd. ("BDC").

BDC is a wholesale distributors of consumer electronics and the exclusive national distributor of Baidu's (https://www.baidu.com/) market-leading Xiaodu smart speaker. Peak recently announced that it would be helping finance BDC's distribution of the popular speaker. Peak and BYG have also been in talks to bring Peak's Lending Hub commercial lending solutions to BDC's thousands of online retail clients. An agreement to that end between Peak and BYG is likely to come in the form of a joint venture, in preparation of which Peak closed today's announced private placement.

Peak sold a total of 1,250,000 units ("Units") to a strategic institutional investor for gross proceeds of $500,000 ("Offering"). Each Unit, priced at $0.40, is composed of one common share and one common share purchase warrant ("Warrant"), with each Warrant entitling the holder to acquire one common share at a price of $0.40 for a period of 24 months following the closing date of the Offering.

The Company paid certain qualified individuals a cash commission of 8% of the gross proceeds of the Offering and a number of broker warrants equal to 8% of the gross proceeds of the Offering (the "Broker Warrants"). Each Broker Warrant entitles its holder to acquire one common share of the Company at a price of $0.40 for a period of 24 months following the closing date of the Offering.

The common shares, Warrants and Broker Warrants issued in connection with the Offering are subject to a hold period of four months and one day from the closing date of the Offering. The proceeds of the Offering will be used to help Peak meet its obligations for the anticipated creation of a joint venture company. The Company will provide more details about the joint venture once an official agreement has been signed with BYG.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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